SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-1)

BMX DEVELOPMENT CORP.
(Name of Issuer)

Common Stock, $.001 par value
(Title of Class of Securities)

055672109
(CUSIP Number)

17111 Kenton Drive, Suite 100B, Cornelius, NC 28031
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 10, 2007
(Date of Event Which Requires Filing of This Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. □

1	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Michael J. Bongiovanni
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
	7	SOLE VOTING POWER 3,000,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,000,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 62.6% **
14	TYPE OF REPORTING PERSON IN

** Based on 4,796,000 shares outstanding on October 8, 2007 computed from the issuer’s recent filings.

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Item 1. Security and Issuer.

    This Statement relates to shares of common stock, $.001 par value (the "Common Stock"), of BMX Development, a Florida Corporation (the "Issuer” or "Registrant") whose principal executive offices are located at 17111 Kenton Drive, Suite 100B Cornelius, NC 28031. At present, there are 4,796,000 issued and outstanding shares of the Issuer’s Common Stock.

Item 2. Identity and Background.

a.	The name of the reporting person is Michael J. Bongiovanni (“Bongiovanni”).

b.	The business address of Mr. Bongiovanni is 7951 SW 6th St. Plantation, Florida 33324

c.	Mr. Bongiovanni is the Issuer's President and CEO.

d.	During the past five years, Mr. Bongiovanni has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e.
During the past five years, Mr. Bongiovanni has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

f.	Mr. Bongiovanni is a citizen of United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

On or about December 28, 2004, Mr. Bongiovanni received 500,000 shares of common stock for his services in founding the company which were later forward split 10 for 1 to 5,000,000 shares. Later he retired 1,000,000 shares to the company’s treasury and then gifted 1,000,000 to Robert C. Cottone, his son, leaving him with 3,000,000 shares of common stock.

Item 4. Purpose of Transaction.

    Not Applicable.

Item 5. Interest in Securities of the Issuer.

    a. At present, the Issuer has issued and outstanding 4,796,000 shares of Common Stock, of which Mr. Bongiovanni is presently the record owner of 3,000,000 shares. Mr. Bongiovanni is not part of a group within the meaning of Section 13(d)(3) of the Exchange Act of 1934, as amended.

    b. The following table indicates the number of shares as to which Mr. Bongiovanni has sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition.

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	Sole Voting Power

Name of Person	Number of Shares	Percent Outstanding
Michael J. Bongiovanni	3,000,000	62.6%

	Shared Voting Power

Name of Person	Number of Shares	Percent Outstanding
Michael J. Bongiovanni	0	0%

	Sole Dispositive Power

Name of Person	Number of Shares	Percent Outstanding
Michael J. Bongiovanni	3,000,000	62.6%

	Shared Dispositive Power

Name of Person	Number of Shares	Percent Outstanding
Michael Bongiovanni	0	0%

c.	Not applicable.

d.	None.

e.	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

            None.

Item 7. Material to be Filed as Exhibits.

           None.

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SIGNATURE

    After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 10, 2007

By: /s/ Michael J. Bongiovanni
      Michael J. Bongiovanni

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